Exhibit 99.1
NEWS RELEASE

Contact: Kathy Liebmann	(734) 241-2438	kathy.liebmann@la-z-boy.com
LA-Z-BOY REPORTS FISCAL 2008 THIRD-QUARTER RESULTS
MONROE, MI. February 19, 2008—La-Z-Boy Incorporated (NYSE: LZB) today reported its operating results for the fiscal third quarter ended January 26, 2008. Net sales for the period were $373.1 million, down 7.8% compared with the prior year’s third quarter. The company reported net income of $9.5 million compared with a loss of $7.8 million for the same period last year. Earnings per share for the fiscal third quarter were $0.18, which included income per share of $0.09 after tax related to anti-dumping duties received on bedroom furniture imported from China. In last year’s third quarter, the company posted a per-share loss of $0.15, which included an after-tax $0.29 per-share loss from discontinued operations, most of which was attributable to the non-cash write-down of intangible assets of businesses held for sale and income per share of $0.04 after tax related to anti-dumping duties. Income from continuing operations in the fiscal 2008 third quarter was $9.1 million compared with $6.9 million in the fiscal 2007 third quarter.
Kurt L. Darrow, La-Z-Boy’s President and Chief Executive Officer, said: “We continue to go through a difficult macroeconomic period which is impacting both the housing and home furnishings markets. In this environment, we have worked to sustain the performance of our wholesale operations through various cost-reduction programs. Given the higher fixed-cost nature of the retail business, the performance of our company-owned retail segment has been particularly impacted by external conditions, with the progress made on the cost side overshadowed by the effect of lower volumes. We continue to work to position La-Z-Boy to emerge from this difficult period as a stronger and leaner manufacturer and distributor with a solid integrated retail platform.”
Upholstery
For the fiscal 2008 third quarter, sales in the company’s upholstery segment decreased 3.8% to $282.5 million compared with $293.7 million in the prior year’s third quarter. The segment’s operating margin was 6.9%. Darrow stated, “Despite lower volume, we continue to maintain our operating margins in the wholesale upholstery business. In addition to lowering our cost structure with projects such as our plant cellular conversion across our branded facilities, we are driving business through creative merchandising and selective promotions.”
For the quarter, the La-Z-Boy Furniture Galleries® store system, which includes both company-owned and independent-licensed stores, opened three new stores, relocated and/or remodeled six and closed five, bringing the total store count to 336, of which 213 are in the New Generation format. For the fiscal fourth quarter 2008, the network plans to open four New Generation format La-Z-Boy Furniture Galleries® stores (one will be a new store and three will be store remodels or relocations) and will close one.
System-wide, for the fourth calendar quarter ended December 31, 2007, including company-owned and independent-licensed stores, same-store written sales, which the company tracks as an indicator of retail activity, were down 6.0%. Total written sales, which include new stores, were down 4.8%.
Casegoods
For the 2008 third quarter, casegoods sales were $52.7 million, down 16.6% from the prior year’s third quarter and, as a result, the segment’s quarterly operating margin decreased to 4.2%. During the quarter, La-Z-Boy received $7.1 million in funds, net of legal expenses, under the Continued Dumping and Subsidy Offset Act of 2000 (CDSOA) in connection with the case involving wooden bedroom furniture imported from China. This compares with $3.4 million in the third quarter of fiscal 2007. This income is reported in Other Income, Net rather than in the operating segment’s results,
Darrow commented, “While the high variable cost structure associated with our casegoods business, which has transitioned to primarily an import model, allows us to run our business profitably on significantly lower volume, the segment’s overall results continue to be impacted by the decline in sales. We are managing our cost structure and have reduced headcount in this segment in line with the decline in sales. Importantly, we maintained our high service levels to our customers while managing our inventories concurrent with the decline in sales.”
Retail
For the quarter, retail sales were $49.9 million, down 18.4% compared with the prior-year period. The retail group posted an operating loss for the quarter and its operating margin was (17.1%). Approximately 6% of the sales decline was the result of exiting the Pittsburgh, Pennsylvania market which was operating during last year’s third quarter. With the state of the economy and its effect on the home furnishings market, La-Z-Boy continued to experience negative same store sales comparisons across its markets, making it difficult to absorb fixed costs, particularly the increased occupancy costs associated with the company’s new stores.
Darrow stated, “In addition to improving our operating cost structure through the consolidation of systems and operations, we are working to increase our top-line performance through various initiatives on the front side of our business. We continue to refine our merchandising programs and expand our In-Home Design Service while further developing our sales associates to assist them in improving the average transaction per client.”
During the third quarter, the company’s retail segment opened one new company-owned store and closed two. At the end of the third quarter, the company owned 69 stores, including 51 in the New Generation format, or about 74% versus 72 company-owned stores last year at this time, of which 44, or 61%, were in the new format.
New Credit Facility
La-Z-Boy Incorporated entered into a new secured credit agreement in early February, giving it greater flexibility to operate its business. The new arrangement is an asset-based lending facility secured by inventories and trade receivables. The financial covenant, which is a fixed-charge coverage ratio, is only applicable if the company’s availability goes below $30 million. As of

February 18, 2008, the availability on the revolving line of credit was $63.9 million. As part of the refinancing, the company’s private placement notes were paid off and the company will take a charge of $6.0 million in the fourth quarter as a result of a make-whole provision with the company’s note holders.
Balance Sheet
At the end of the fiscal 2008 third quarter, La-Z-Boy’s debt to capitalization ratio was 24.8% and net cash provided by operating activities was $41.6 million, which included an $8.6 million decline in inventory during the current quarter. La-Z-Boy had cash on its balance sheet of $63 million, which included the cash generated from operations as well as proceeds from anti-dumping monies.
Business Outlook
Commenting on the company’s business outlook, Darrow said: “The furniture industry continues to be impacted by the overall macroeconomic environment. As we guided at the end of our second quarter, we expect sales for the second half of fiscal year 2008 to be down 4% to 8% and earnings per share to be in the range of $0.06 to $0.14. The second-half 2008 estimate does not include the $6 million make-whole provision related to our credit refinancing, restructuring charges, income from anti-dumping monies, or any further effect from discontinued operations. This expectation compares with $0.30 per share from continuing operations in the second half of fiscal 2007, which included an $0.11 per share charge for restructuring, a $0.14 per share gain on property sales and $0.04 per share in income from anti-dumping monies.”
Forward-looking Information
Any forward-looking statements contained in this news release are based on current information and assumptions and represent management’s best judgment at the present time. Actual results could differ materially from those anticipated or projected due to a number of factors. These factors include, but are not limited to: (a) changes in consumer confidence; (b) changes in demographics; (c) changes in housing sales; (d) the impact of terrorism or war; (e) continued energy price changes; (f) the impact of logistics on imports; (g) the impact of interest rate changes; (h) changes in currency exchange rates; (i) competitive factors; (j) operating factors, such as supply, labor or distribution disruptions including changes in operating conditions or costs; (k) effects of restructuring actions; (l) changes in the domestic or international regulatory environment; (m) ability to implement global sourcing organization strategies; (n) fair value changes to our intangible assets due to actual results differing from projected; (o) the impact of adopting new accounting principles; (p) the impact from natural events such as hurricanes, earthquakes and tornadoes; (q) the impact of retail store relocation costs, the success of new stores or the timing of converting stores to the New Generation format; (r) the ability to procure fabric rolls or cut and sewn fabric sets domestically or abroad; (s) those matters discussed under “Risk Factors” in our most recent Annual Report of Form 10-K and subsequent Quarterly Reports on Form 10-Q and factors relating to acquisitions and other factors identified from time to time in our reports filed with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements, either to reflect new developments or for any other reason.
Additional Information
This news release is just one part of La-Z-Boy’s financial disclosures and should be read in conjunction with other information filed with the Securities and Exchange Commission, which is available at http://www.la-z-boy.com/about/investorRelations/sec_filings.aspx. Investors and others wishing to be notified of future La-Z-Boy news releases, SEC filings and quarterly investor conference calls may sign up at:
http://www.la-z-boy.com/about/investorRelations/IR_email_alerts.aspx.
Background Information
La-Z-Boy Incorporated is one of the world’s leading residential furniture producers, marketing furniture for every room of the home. The La-Z-Boy Upholstery Group companies are Bauhaus, England, La-Z-Boy and La-Z-Boy, U.K. The La-Z-Boy Casegoods Group companies are American Drew, Hammary, Kincaid and Lea.
The corporation’s proprietary distribution network is dedicated exclusively to selling La-Z-Boy Incorporated products and brands, and includes 336 stand-alone La-Z-Boy Furniture Galleries® stores, 168 La-Z-Boy In-Store Galleries and 186 Comfort Studios, in addition to in-store gallery programs at the company’s Kincaid, England and Lea operating units. According to industry trade publication In Furniture, the La-Z-Boy Furniture Galleries retail network is North America’s largest single-brand furniture retailer. Additional information is available at http://www.la-z-boy.com/.
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LA-Z-BOY INCORPORATED
CONSOLIDATED STATEMENT OF OPERATIONS

	Third Quarter Ended
			% Over	Percent of Sales
(Unaudited, amounts in thousands, except per share data)	01/26/08	01/27/07	(Under)	01/26/08	01/27/07

Sales	$373,081	$404,845	-7.8%	100.0%	100.0%
Cost of sales
Cost of goods sold	265,078	291,322	-9.0%	71.1%	72.0%
Restructuring	(632)	—	—	-0.2%	—

Total cost of sales	264,446	291,322	-9.2%	70.9%	72.0%
Gross profit	108,635	113,523	-4.3%	29.1%	28.0%
Selling, general and administrative	104,672	101,213	3.4%	28.1%	25.0%
Restructuring	877	2,855	-69.3%	0.2%	0.7%

Operating income	3,086	9,455	-67.4%	0.8%	2.3%
Interest expense	2,148	2,750	-21.9%	0.6%	0.7%
Income from Continued Dumping and Subsidy Offset Act, net	7,147	3,430	108.4%	1.9%	0.8%
Other income, net	4,919	1,633	201.2%	1.3%	0.4%

Income from continuing operations before income taxes	13,004	11,768	10.5%	3.5%	2.9%
Income tax expense	3,876	4,823	-19.6%	29.8%*	41.0%*

Income from continuing operations	9,128	6,945	31.4%	2.4%	1.7%
Income (loss) from discontinued operations (net of tax)	384	(14,766)	102.6%	0.1%	-3.6%

Net income (loss)	$9,512	$(7,821)	221.6%	2.5%	-1.9%

Basic average shares	51,417	51,367
Basic income from continuing operations per share	$0.18	$0.14
Discontinued operations per share (net of tax)	$0.01	$(0.29)

Basic net income (loss) per share	$0.19	$(0.15)

Diluted average shares	51,590	51,609

Diluted income from continuing operations per share	$0.18	$0.14
Discontinued operations per share (net of tax)	$—	$(0.29)

Diluted net income (loss) per share	$0.18	$(0.15)

Dividends paid per share	$0.12	$0.12

*	As a percent of pretax income, not sales.

LA-Z-BOY INCORPORATED
CONSOLIDATED STATEMENT OF OPERATIONS

	Nine Months Ended
			%Over	Percent of Sales
(Unaudited, amounts in thousands, except per share data)	01/26/08	01/27/07	(Under)	01/26/08	01/27/07

Sales	$1,082,911	$1,213,382	-10.8%	100.0%	100.0%
Cost of sales
Cost of goods sold	790,879	893,681	-11.5%	73.0%	73.7%
Restructuring	2,447	(400)	711.8%	0.2%	—

Total cost of sales	793,326	893,281	-11.2%	73.3%	73.6%
Gross profit	289,585	320,101	-9.5%	26.7%	26.4%
Selling, general and administrative	297,278	295,783	0.5%	27.5%	24.4%
Write-down of intangibles	5,809	—	—	0.5%	—
Restructuring	2,446	5,120	-52.2%	0.2%	0.4%

Operating income (loss)	(15,948)	19,198	-183.1%	-1.5%	1.6%
Interest expense	6,365	7,890	-19.3%	0.6%	0.7%
Income from Continued Dumping and Subsidy Offset Act, net	7,147	3,430	108.4%	0.7%	0.3%
Other income, net	7,740	3,252	138.0%	0.7%	0.3%

Income (loss) from continuing operations before income taxes	(7,426)	17,990	-141.3%	-0.7%	1.5%
Income tax expense (benefit)	(4,359)	6,658	-165.5%	58.7%*	37.0%*

Income (loss) from continuing operations	(3,067)	11,332	-127.1%	-0.3%	0.9%
Loss from discontinued operations (net of tax)	(6,050)	(14,904)	59.4%	-0.6%	-1.2%

Net Loss	$(9,117)	$(3,572)	-155.2%	-0.8%	-0.3%

Basic average shares	51,402	51,509
Basic income (loss) from continuing operations per share	$(0.06)	$0.22
Discontinued operations per share (net of tax)	$(0.12)	$(0.29)

Basic net loss per share	$(0.18)	$(0.07)

Diluted average shares	51,402	51,743

Diluted income (loss) from continuing operations per share	$(0.06)	$0.22
Discontinued operations per share (net of tax)	$(0.12)	$(0.29)

Diluted net loss per share	$(0.18)	$(0.07)

Dividends paid per share	$0.36	$0.36

*	As a percent of pretax income, not sales.

LA-Z-BOY INCORPORATED
CONSOLIDATED BALANCE SHEET

			Increase/(Decrease)
(Unaudited, amounts in thousands)	01/26/08	01/27/07	Dollars	Percent	4/28/07

Current assets
Cash and equivalents	$63,175	$17,484	$45,691	261.3%	$51,721
Receivables, net	214,088	217,103	(3,015)	-1.4%	230,399
Inventories, net	183,935	214,151	(30,216)	-14.1%	197,790
Deferred income taxes—current	16,696	31,369	(14,673)	-46.8%	17,283
Assets of discontinued operations	278	39,354	(39,076)	-99.3%	24,278
Other current assets	23,309	24,847	(1,538)	-6.2%	19,327

Total current assets	501,481	544,308	(42,827)	-7.9%	540,798
Property, plant and equipment, net	179,282	192,382	(13,100)	-6.8%	183,218
Deferred income taxes—long term	24,574	—	24,574	—	15,380
Goodwill	49,850	55,409	(5,559)	-10.0%	55,659
Trade names	9,006	9,472	(466)	-4.9%	9,472
Other long-term assets	74,585	87,339	(12,754)	-14.6%	74,164

Total assets	$838,778	$888,910	$(50,132)	-5.6%	$878,691

Current liabilities
Short-term borrowings	$—	$15,702	$(15,702)	-100.0%	$—
Current portion of long-term debt	4,154	3,487	667	19.1%	38,076
Accounts payable	61,683	58,405	3,278	5.6%	66,242
Liabilities of discontinued operations	916	5,681	(4,765)	-83.9%	3,843
Accrued expenses and other current liabilities	103,387	105,636	(2,249)	-2.1%	118,591
Deferred income taxes	669	—	669	—	—

Total current liabilities	170,809	188,911	(18,102)	-9.6%	226,752
Long-term debt	146,415	148,773	(2,358)	-1.6%	113,172
Income taxes payable — long term	4,332	9,605	(5,273)	-54.9%	—
Other long-term liabilities	61,609	54,961	6,648	12.1%	53,419
Contingencies and commitments	—	—	—	—	—
Shareholders’ equity
Common shares, $1 par value	51,417	51,372	45	0.1%	51,377
Capital in excess of par value	207,954	207,184	770	0.4%	208,283
Retained earnings	196,935	222,601	(25,666)	-11.5%	223,896
Accumulated other comprehensive income (loss)	(693)	5,503	(6,196)	-112.6%	1,792

Total shareholders’ equity	455,613	486,660	(31,047)	-6.4%	485,348

Total liabilities and shareholders’ equity	$838,778	$888,910	$(50,132)	-5.6%	$878,691

LA-Z-BOY INCORPORATED
CONSOLIDATED STATEMENT OF CASH FLOWS

	Third Quarter Ended		Nine Months Ended
(Unaudited, amounts in thousands)	01/26/08	01/27/07	01/26/08	01/27/07

Cash flows from operating activities
Net income (loss)	$9,512	$(7,821)	$(9,117)	$(3,572)
Adjustments to reconcile net income (loss) to cash used for operating activities
Gain (loss) on sale of discontinued operations (net of tax)	(96)	—	3,894	(1,280)
Write-down of assets of businesses held for sale (net of tax)	—	13,674	2,159	13,674
Write-down of intangibles (net of tax)	—	—	3,689	—
Restructuring	245	2,855	4,893	4,720
Provision for doubtful accounts	2,754	84	6,373	2,891
Depreciation and amortization	6,193	6,233	18,506	20,122
Stock-based compensation expense	1,303	479	3,165	3,211
Change in receivables	53	22,633	9,241	19,688
Change in inventories	8,645	2,808	17,897	(14,309)
Change in payables	9,161	(9,849)	(5,107)	(19,228)
Change in other assets and liabilities	147	106	(16,530)	(15,464)
Change in deferred taxes	3,676	(2,270)	(2,470)	(9,036)

Total adjustments	32,081	36,753	45,710	4,989

Net cash provided by operating activities	41,593	28,932	36,593	1,417

Cash flows from investing activities
Proceeds from disposals of assets	456	314	7,738	25,276
Proceeds from sale of discontinued operations	150	—	4,169	33,166
Capital expenditures	(5,239)	(5,984)	(20,838)	(20,994)
Purchases of investments	(15,807)	(5,069)	(29,077)	(13,461)
Proceeds from sales of investments	15,649	3,817	30,242	11,834
Change in other long-term assets	1,701	539	2,086	343

Net cash provided by (used for) investing activities	(3,090)	(6,383)	(5,680)	36,164

Cash flows from financing activities
Proceeds from debt	574	12,577	1,391	91,252
Payments on debt	(974)	(32,540)	(2,212)	(111,220)
Stock issued for stock and employee benefit plans	(13)	567	(129)	1,333
Repurchases of common stock	—	—	—	(6,947)
Dividends paid	(6,229)	(6,212)	(18,670)	(18,674)

Net cash used for financing activities	(6,642)	(25,608)	(19,620)	(44,256)
Effect of exchange rate changes on cash and equivalents	(1,378)	14	161	70

Change in cash and equivalents	30,483	(3,045)	11,454	(6,605)
Cash and equivalents at beginning of period	32,692	20,529	51,721	24,089

Cash and equivalents at end of period	$63,175	$17,484	$63,175	$17,484

Cash paid (net of refunds) during period — income taxes	$(4,336)	$558	$(443)	$17,655
Cash paid during period — interest	$2,652	$2,911	$6,057	$7,769

LA-Z-BOY INCORPORATED
Segment Information

	Third Quarter Ended		Nine Months Ended
	01/26/08	01/27/07	01/26/08	01/27/07
(Unaudited, amounts in thousands)	(13 weeks)	(13 weeks)	(39 weeks)	(39 weeks)

Sales
Upholstery Group	$282,453	$293,709	$806,959	$893,704
Casegoods Group	52,660	63,127	165,126	198,317
Retail Group	49,884	61,149	141,278	165,838
VIEs/Eliminations	(11,916)	(13,140)	(30,452)	(44,477)

Consolidated	$373,081	$404,845	$1,082,911	$1,213,382

Operating income (loss)
Upholstery Group	$19,467	$22,651	$47,370	$60,438
Casegoods Group	2,222	5,721	8,399	15,163
Retail Group	(8,507)	(6,738)	(27,700)	(23,222)
Corporate and Other*	(9,851)	(9,324)	(33,315)	(28,461)
Intangible write-down	—	—	(5,809)	—
Restructuring	(245)	(2,855)	(4,893)	(4,720)

	$3,086	$9,455	$(15,948)	$19,198

*	Variable Interest Entities (“VIEs”) are included in corporate and other.